Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

VIA EDGAR

April 30, 2015

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd. Form 10-K for Fiscal Year Ended December 31, 2014 Filed April 15, 2015 File No. 000-54707

Dear Mr. Reynolds:

On behalf of our client, Borneo Resource Investments Ltd. (the “Company”), we acknowledge receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) dated April 20, 2015 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-54707) (the “Form 10-K”) addressed to Mr. Marco Hon Wai Ku (the “Staff’s Letter”).

The Company is diligently working on providing the Staff with responses to the comments in the Staff’s Letter. However, due to the nature of the information required to be provided, the Company will need additional time to respond to such comments. Therefore, we hereby request that the Company have until May 18, 2015 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP